Exhibit

Exhibit Description

99.1	Announcement on 2009/05/25: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2009/05/27: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2009/06/05: To announce related materials on disposal of MediaTek Incorporation securities

99.4	Announcement on 2009/06/08: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2009/06/12: UMC will attend investor conferences on 2009/06/15

99.6	Announcement on 2009/06/15: To announce related materials on acquisition of machinery and equipment

99.7	Announcement on 2009/06/09: May Revenue

99.8	Announcement on 2009/06/15: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 2) the acquisition and disposition of assets by UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2008/10/29~2009/05/24

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:

Transaction volume: one batch; average unit price: $535,053,310 NTD; total transaction price:$535,053,310 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

APPLIED MATERIALS ASIA PACIFIC ; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount):

1)	90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.Do the directors have any objection to the present transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2009/05/22~2009/05/26

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:

Transaction volume: one batch; average unit price:$556,296,720 NTD; total transaction price:$556,296,720 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

LAM RESEARCH INTERNATIONAL SARL; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount):

1) 90% paid upon shipment; 10% paid after acceptance 2)100% paid after acceptance

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.Do the directors have any objection to the present transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on disposal of MediaTek Incorporation securities

1.Name of the securities: Common shares of MediaTek Incorporation

2.Trading date: 2009/05/21~2009/06/05

3.Trading volume, unit price, and total monetary amount of the transaction: trading volume:871,763 shares; average unit price: $409.08 NTD; total amount: $356,618,804 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities): $348,116,187 NTD

5.Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume: 0 shares; amount: 0 NTD; percentage of holdings: 0.00%; status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 23.39% ratio of shareholder’s equity: 26.28%; the operational capital as shown in the most recent financial statement: $40,548,738 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2009/05/23~2009/06/08

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$754,076,900 NTD; total transaction price:$754,076,900 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

APPLIED MATERIALS ASIA PACIFIC ; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount):

1) 90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price? : Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.Do the directors have any objection to the present transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.5

UMC will attend investor conferences on 2009/06/15

1.Date of the investor/press conference: 2009/06/15

2.Location of the investor/press conference: Grand Hyatt Hotel

3.Financial and business related information: The Company will attend the “Taiwan Conference 2009” Conference held by UBS on 2009/6/15 in Grand Hyatt Hotel.

4.Any other matters that need to be specified:

Please refer to MOPS or Company website for more information.

Exhibit 99.6

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):

Machinery and equipment

2.Date of the occurrence of the event: 2008/09/29~2009/06/15

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:

Transaction volume: one batch; average unit price: $571,793,957 NTD; total transaction price:$571,793,957 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Tokyo Electron Limited.; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.Terms of delivery or payment (including payment period and monetary amount):

1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition:

To produce integrated circuits

17.Do the directors have any objection to the present transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.7

United Microelectronics Corporation
June 19, 2009

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2009.

1)	Sales volume (NT$ Thousand)

Period	Items	2009	2008	Changes%
May	Invoice amount	5,967,215	6,573,786	-606,571-9.23%
2009	Invoice amount	20,132,420	32,510,793	-12,378,373-38.07%
Mayl	Net sales	7,514,440	8,606,625	-1,092,185-12.69%
2009	Net sales	25,229,948	41,130,795	-15,900,847-38.66%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	25,975,543
UMC’s subsidiaries	0	0	106,255

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	51,951,085
UMC’s subsidiaries	0	0	3,717,120
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	7,509,810	7,500,000
Fair Value	147,975	97,803
Net Profit from Fair Value	88,225	17,442
Written-off Trading Contracts	16,360,821	7,500,000
Realized profit (loss)	(72,494)	(4,421)

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.8

United Microelectronics Corporation
For the month of May, 2009

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of May, 2009.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of	Number of shares
		shares held as of	held as of
Title	Name	April 31, 2009	May 31, 2009	Changes
Director	Henry Liu	8,442,923	8,272,923	(170,000)
Director	Tsung-His Ko	1,831,507	1,822,507	(9,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	April 31, 2009	May 31, 2009	Changes

3)	The acquisition assets (NT$ Thousand)

Description of assets	May	2009
Fixed assets	4,206	60,996
Semiconductor Manufacturing Equipment	452,200	2,511,612

4)	The disposition of assets (NT$ Thousand)

Description of assets	May	2009
Fixed assets	0	0
Semiconductor Manufacturing Equipment	120	2,598